September 11, 2007
                                         Remitted Via EDGAR

Mr. Daniel F. Gordon, Esq.
Branch Chief
Mr. William Demarest, C.P.A.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                  RE:   Your Letter of September 5, 2007
                        Bio-Matrix Scientific Group, Inc.
                        File No. 0-32201; 2006 Form 10-KSB

Gentlemen:

      We received your letter ("Letter") regarding our response to your comments concerning the Form 10-KSB as filed for Bio-Matrix Scientific Group, Inc., a Delaware corporation (the "Company") for the period ending September 30, 2006.

In accordance with your request, our responses are numbered in a manner that corresponds with your comments.

ITEM 7, FINANCIAL STATEMENTS, PAGE 13
-------------------------------------

The Company respectfully disagrees with the Commission's belief that:

     (a) the Company had ignored four of the five factors to be considered in particular in identifying the acquiring entity in a combination effected through an exchange of equity interests


The Company is not of the belief that it had ignored four of the five aforementioned factors. As agreed in the Letter, there is no requirement under SFAS 141 to assign equal weight to the five factors, as well as any other pertinent factors which may be taken into consideration.
The Company determined that since the market value of the stock issued to the seller represented such a large premium over the value of the acquired entity it was proper to assign a weight to that factor higher than the combined weight assigned to all other factors considered in determining the acquiring entity for accounting purposes. The Company is unaware of any prohibition in SFAS 141 to the assigning of a weight to a specific factor greater than the combined weights of all other factors considered in determining the acquiring entity for accounting purposes.


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

     (b) the Company had assigned an inappropriate weight to the quoted price of the Tasco Holdings International, Inc. stock issued in the acquisition.

The Commission has stated in its Letter that it believes that no premium was paid by the Company in its acquisition of Bio-Matrix Scientific Group, Inc., a Nevada corporation ("BMSG") and that it was erroneous for the Company to rely on the quoted market price of its common stock at the time in determining that a premium was paid. The Commission also offers the following arguments to support its belief of the above.

     (i) "The Tasco stock was quoted on the over the counter bulletin boards and such quotes represent inter-dealer quotations without retail markup, markdown or commission and do not necessarily represent actual transactions"


     (ii) "The Tasco shares had no intrinsic value at the time as the company had no assets or operations"

In response to (i) above, the calculation of the premium was based on actual trades reported on the over the counter bulletin board representing actual transactions between willing parties, not solely on reported bids or offers.* Also, the Company would like to call the Commission's attention to Footnote 9 to paragraph 17(e) of SFAS 141** (referring to premiums based on the market value of equity securities issued) which do not imply any bias against inter dealer quotation systems.

In response to (ii) above, the Company feels that its "intrinsic value" at the time of acquisition is not applicable in determining the cost of the transaction as it was the shares of stock which were issued to the seller as consideration, the fair market value of which more accurately reflect the cost of the transaction.

In conclusion, the Company still believes that it has made no errors in arriving at its conclusions regarding the accounting treatment of the acquisition of BMSG.


Note 14, subsequent events, page 28
-----------------------------------

Note 14 relates to loans from a specific lender, Bio-Technology Business Partners Trust, that were satisfied by the issuance of 1,391,935 shares of the Company's Common Stock on December 5, 2006.

As of December 5, 2006, a total of $246,744 was owed Bio- Technology Business Partners Trust. Of this total, $138,752 was outstanding as of September 30, 2006 and was reflected in the Company's balance sheet as of September 30, 2006.


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

Between October 5 and November 9, 2006, Bio-Technology Business Partners Trust loaned an additional $109,922 to the Company resulting in the total amount owed of $246,744.

The Notes Payable shown on the Company's balance sheet as of September 30, 2006 of $148,952 consisted of $138,752 owed to Bio-Technology Business Partners Trust plus $10,200 owed to other lenders.






Total amounts outstanding due and payable to Bio- Technology Business Partners
------------------------------------------------------------------------------
Trust as of December 5, 2006
----------------------------

Due Date                                          Amount
23-Aug-07                                      $ 23,683.00
24-Aug-07                                      $ 16,667.21
30-Aug-07                                      $  7,077.59
30-Aug-07                                      $ 26,122.00
5-Sep-07                                       $    787.50
7-Sep-07                                       $  7,269.87
12-Sep-07                                      $  1,900.00
13-Sep-07                                      $ 12,085.72
13-Sep-07                                      $  6,128.93
21-Sep-07                                      $  2,200.00
28-Sep-07                                      $  6,075.50
28-Sep-07                                      $ 28,754.53
5-Oct-07                                       $ 23,751.63
11-Oct-07                                      $ 14,000.00
11-Oct-07                                      $  6,120.57
12-Oct-07                                      $    982.12
18-Oct-07                                      $  7,186.15
8-Nov-07                                       $ 52,051.90
9-Nov-07                                       $  3,900.00
Total                                          $246,744.22


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

Total amounts outstanding to Bio- Technology Business Partners Trust as of
--------------------------------------------------------------------------
September 30, 2006.
-------------------


Due Date                                           Amount
23-Aug-07                                      $ 23,683.00
24-Aug-07                                      $ 16,667.21
30-Aug-07                                      $  7,077.59
30-Aug-07                                      $ 26,122.00
5-Sep-07                                       $    787.50
7-Sep-07                                       $  7,269.87
12-Sep-07                                      $  1,900.00
13-Sep-07                                      $ 12,085.72
13-Sep-07                                      $  6,128.93
21-Sep-07                                      $  2,200.00
28-Sep-07                                      $  6,075.50
28-Sep-07                                      $ 28,754.53
Total                                          $138,751.85


CONCLUSION
----------

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities Exchange Act of 1934. If, at any time, you have any further questions, please let us know.

                                          Sincerely,

                                          /s/ David R. Koos

                                          David R. Koos, Ph.D.
                                          Chairman & CEO


*Fair value is defined in the glossary to SFAS 141 as "The amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale."

**"This criterion shall apply only if the equity securities exchanged in a business combination are traded in a public market on either (a) a stock exchange (domestic or foreign) or (b) in an over-the-counter market (including securities quoted only locally or regionally)."


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